INVESTMENT ADVISORY FEE WAIVER AGREEMENT

This Investment Advisory Fee Waiver Agreement (this “Agreement”), effective April 30, 2026, is by and between Empower Capital Management, LLC (the “Adviser”), and Empower Funds, Inc. (“Empower Funds”). Empower Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and is entering into this Agreement on behalf of each series of Empower Funds set forth on Schedule A hereto (each a “Fund,” collectively the “Funds”), as such schedule may be amended from time to time.

WHEREAS, Empower Funds and the Adviser desire that the provisions of this Agreement do not adversely affect a Fund’s status as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), do not interfere with a Fund’s ability to compute its taxable income under Code Section 852, and do not adversely affect the status of the distributions a Fund makes as deductible dividends under Code Section 562;

WHEREAS, Empower Funds and the Adviser have entered into an amended and restated investment advisory agreement, dated April 30, 2026 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory, fund operations, and accounting services to each Fund; and

WHEREAS, Empower Funds and the Adviser have determined that it is appropriate and in the best interests of the Funds to maintain the investment advisory fee of each Fund at a level below the level to which each such Fund might otherwise be subject.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver.

1.1	Fee Waiver. For the term of this Agreement, the Adviser will waive a portion of its investment advisory fee in the amounts and for the Funds set forth on Schedule A.

1.2

Reliance on Fee Waiver. The Adviser understands and intends that Empower Funds will rely on this Agreement (a) in preparing and filing amendments to the registration statements for Empower Funds on Form N-1A with the Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for other purposes permitted under Form N-1A and/or the 1940 Act, and the Adviser expressly permits Empower Funds to so rely.

2.

Term and Termination. This Agreement shall have an initial term with respect to each Fund ending on the date indicated on Schedule A, as such schedule may be amended from time to time. Thereafter, the Adviser is authorized to take such actions to continue each of the waivers for additional periods, including of one or more years, after the applicable expiration date unless the Adviser provides written notice of the termination of this Agreement to Empower Funds’ Board of Directors within 90 days of the end of the then current term for that Fund. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Advisory Agreement with respect to such Fund, or it may be terminated by Empower Funds, without payment of any penalty, upon written notice to the Adviser at its principal place of business within 90 days of the end of the then current term for a Fund.

3.	Miscellaneous.

3.1

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2

Interpretation. Nothing herein shall be deemed to require Empower Funds or a Fund to take any action contrary to Empower Funds’ articles of incorporation or similar governing document, as amended from time to time, an applicable prospectus or statement of additional information, or any applicable statutory or regulatory requirement, or to relieve or deprive Empower Funds’ Board of Directors of its responsibility for and control of the conduct of the affairs of Empower Funds or the Funds.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4	Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through duly authorized officer as of the day and year first above written.

EMPOWER CAPITAL MANAGEMENT, LLC

By:	/s/ Jonathan Kreider
Name: Jonathan Kreider
Title: President & Chief Executive Officer

EMPOWER FUNDS, INC

By:	/s/ Kelly New
Name: Kelly New
Title: Chief Financial Officer & Treasurer

SCHEDULE A

Funds

Initial term ends on: April 30, 2027

Fund & Class Shares	Investment Advisory Fee Waiver Amount
Empower Lifetime 2055 Fund ◾ Institutional Class ◾ Investor Class ◾ Service Class	0.01% of the average daily net assets
Empower Lifetime 2060 Fund ◾ Institutional Class ◾ Investor Class ◾ Service Class	0.01% of the average daily net assets
Empower Lifetime 2065 Fund ◾ Institutional Class ◾ Investor Class ◾ Service Class	0.01% of the average daily net assets

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